Exhibit 3.7

CERTIFICATE OF AMENDMENT OF

AMENDED AND RESTATED CERTIFICATE OF DESIGNATIONS, PREFERENCES

AND RIGHTS

OF

CONVERTIBLE PREFERRED STOCK

OF INSYS THERAPEUTICS, INC.

Michael L. Babich, as President and Chief Executive Officer of Insys Therapeutics, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify as follows:

FIRST: The original name of the Corporation was Oncomed, Inc. The date on which the Corporation’s original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware is June 15, 1990.

SECOND: This Certificate of Amendment amends certain provisions of the Amended and Restated Certificate of Designations, Preferences and Rights of Convertible Preferred Stock of the Company of the Corporation (the “Certificate of Designations”), and has been duly adopted by the Board of Directors of the Corporation acting in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware, and further adopted in accordance with the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware by the requisite stockholders of the Corporation and shall become effective upon filing with the Secretary of State of the State of Delaware.

THIRD: Section 5 of the Certificate of Designations is hereby restated in its entirety as follows:

“5. Conversion. The holders of the Convertible Preferred Stock shall have the following conversion rights:

(a) Conversion Elections. Each holder of shares of Convertible Preferred Stock may, at any time or from time to time, elect to convert any or all of the shares of Convertible Preferred Stock then held by the holder into the number of shares of Common Stock equal to (x) a number of shares of Convertible Preferred Stock to be converted multiplied by (y) the quotient of 35 divided by 61 (such quotient being, the “Conversion Ratio”). The initial Conversion Ratio shall be subject to adjustment as hereinafter provided. If a holder of Convertible Preferred Stock elects to convert shares of Convertible Preferred Stock at a time when there are any declared and unpaid dividends or other amounts due on the shares, such dividends and other amounts shall be paid in full by the Corporation in connection with the conversion.

(b) Procedure for Conversion. Upon election to convert pursuant to Section 5(a), the relevant holder or holders of Convertible Preferred Stock shall surrender the certificate or certificates representing the shares of Convertible Preferred Stock being converted, duly assigned or endorsed for transfer to the Corporation (or accompanied by duly executed stock powers relating thereto), at the principal executive office of the Corporation or the offices of the transfer agent for the Convertible Preferred Stock or such office or offices in the continental United States of an agent for conversion as may from time to time be designated by notice to the holders of the Convertible Preferred Stock by the Corporation, or in the event the certificate or certificates are lost, stolen or missing, shall deliver an affidavit or agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection therewith (an “Affidavit of Loss”) with respect to the certificates. The issuance by the Corporation of Common Stock upon election to convert the Convertible Preferred Stock pursuant to Section 5(a) shall be effective as of the surrender of the certificate or certificates for the Convertible Preferred Stock to be converted, duly assigned or endorsed for transfer to the Corporation (or accompanied by duly executed stock powers relating thereto), or as of the delivery of an Affidavit of Loss for the shares of Convertible Preferred Stock to be converted. Upon surrender of a certificate representing Convertible Preferred Stock for conversion, or delivery of an Affidavit of Loss, the Corporation shall issue and send by hand delivery, by courier or by first class mail (postage prepaid) to the holder thereof or to such holder’s designee, at the address designated by such holder, certificates for the number of shares of Common Stock to which such holder shall be entitled upon conversion plus a cash payment in the amount of any declared but unpaid dividends and other amounts as contemplated by Section 5(a) in respect of the shares of Convertible Preferred Stock. The issuance of certificates for Common Stock upon conversion of Convertible Preferred Stock will be made without charge to the holders of shares for any issuance tax in respect thereof or other costs incurred by the Corporation in connection with the conversion and the related issuance of such stock.

(c) Fractional Shares. The Corporation shall not be obligated to deliver to holders of Convertible Preferred Stock any fractional share of Common Stock issuable upon any conversion of such Convertible Preferred Stock, but in lieu thereof may make a cash payment in respect thereof in any manner permitted by law.

(d) Reservation of Common Stock. The Corporation shall at all times reserve and keep available out of its authorized and unissued Common Stock, solely for issuance upon the conversion of Convertible Preferred Stock as herein provided, free from any preemptive rights or other obligations, such number of shares of Common Stock as shall from time to time be issuable upon the conversion of all the Convertible Preferred Stock then outstanding. The

Corporation shall prepare and shall use its best efforts to obtain and keep in force such governmental or regulatory permits or other authorizations as may be required by law, and shall comply with all requirements as to registration, qualification or listing of the Common Stock, in order to enable the Corporation lawfully to issue and deliver to each holder of record of Convertible Preferred Stock such number of shares of Common Stock as shall from time to time be sufficient to effect the conversion of all Convertible Preferred Stock then outstanding and convertible into shares of Common Stock.

(e) Adjustment for Stock Splits and Combinations. If at any time or from time to time the Company effects a subdivision of the outstanding Common Stock, the Conversion Ratio in place immediately before the subdivision shall be proportionately decreased. Conversely, if at any time or from time to time the Company combines the outstanding shares of Common Stock into a smaller number of shares, the Conversion Ratio in place immediately before the combination shall be proportionately increased. Any adjustment under this Section 5(e) shall become effective at the close of business on the date the subdivision or combination becomes effective.

(f) Adjustments to Conversion Ratio Upon Common Stock Dividends and Distributions. Upon the issuance of shares of Common Stock as a dividend or other distribution on any shares of Common Stock, the applicable Conversion Ratio shall, simultaneously with the happening of such dividend be adjusted by dividing the then effective Conversion Ratio by a fraction, the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to such event and the denominator of which shall be the number of shares of Common Stock outstanding immediately after such event. Each adjustment made pursuant to this Section 5(f) shall be given effect, upon payment of such a dividend or distribution, as of the record date for the determination of stockholders entitled to receive such dividend or distribution.

If the Common Stock issuable upon the conversion of the Convertible Preferred Stock shall be changed into the same or different number of shares of any class or classes of stock, whether by reclassification or otherwise (other than a stock dividend provided for in the previous paragraph of this Section 5(f), or a reorganization, merger, consolidation, acquisition or sale of assets provided for in Section 3(b)), then and in each event the holders of shares of Convertible Preferred Stock shall have the right thereafter to convert each share into the kind and amount of shares of stock and other securities and property to which such holder would have been entitled upon the reorganization, reclassification or other change, had such share of Convertible Preferred Stock been converted into Common Stock, pursuant to Section 5, immediately prior to the reorganization, reclassification or change, all subject to further adjustment as provided herein.

(g) No Impairment. The Corporation will not, by amendment of its Certificate of Incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation, but will at all times in good faith use reasonable efforts to assist in the carrying out of all of the provisions of this Section 5 and in taking any action that may be necessary or appropriate in order to protect the rights of the holders of the Convertible Preferred Stock against impairment.

(h) Notices of Adjustments. In each case of an adjustment or readjustment of the Conversion Ratio, the Corporation will furnish each holder of Convertible Preferred Stock with a certificate, prepared by the Chief Financial Officer of the Corporation, showing the adjustment or readjustment, and stating in detail the facts upon which the adjustment or readjustment was based.

(i) Conversion Upon Corporation’s Request. Without qualifying the rights of the holders of shares of Convertible Preferred Stock to elect to convert their shares of Convertible Preferred Stock as set forth in Section 5(a), at any time from and after September 30, 2011, the Board of Directors of the Corporation may, upon giving fifteen days’ prior written notice to the holders of shares of Convertible Preferred Stock, elect to convert all (but not less than all) of the shares of Convertible Preferred Stock into Common Stock at the then applicable Conversion Ratio (a “Mandatory Conversion Election”). If the Board of Directors makes a Mandatory Conversion Election at a time when there are any declared and unpaid dividends or other amounts due on the shares of Convertible Preferred Stock, such dividends and other amounts shall be paid in full by the Corporation in connection with the consummation of the Mandatory Conversion Election. Furthermore, if the Board of Directors makes a Mandatory Conversion Election at a time after a record date has been established with respect to any matter for which the Corporation is required to give notice to the holders of the Convertible Preferred Stock under Section 7, but prior to the completion of such matter, then the shares of Common Stock that are issued in connection with the Mandatory Conversion Election shall be entitled to participate in such matter to the full extent as if such shares of Common Stock had been issued and outstanding as of the applicable record date that was established for such action. Any conversion effected pursuant to a Mandatory Conversion Election shall be governed by the procedures for conversion set forth in this Section 5.

(j) Automatic Conversion.

(i) Each share of Convertible Preferred Stock shall automatically be converted into shares of Common Stock, at the then applicable Conversion Ratio, upon the earlier of (A) the date specified by the affirmative election of the holders of a majority of the outstanding shares of the Convertible Preferred Stock, or (B) immediately prior to the closing of a firmly underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offer and sale of Common Stock for the account of the Corporation in which the net cash proceeds to the Corporation (after underwriting discounts, commissions and fees) are at least $30,000,000.

(ii) Upon the occurrence of either of the events specified in Section 5(j)(i) above, the outstanding shares of Convertible Preferred Stock shall be converted automatically without any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to the Corporation or its transfer agent; provided, however, that the Corporation shall not be obligated to issue certificates evidencing the shares of Common Stock issuable upon such conversion unless the certificates evidencing such shares of Convertible Preferred Stock or Affidavits of Loss with respect to such certificates, if applicable, are delivered to the Corporation or its transfer agent in accordance with the procedure set forth in Section 5(b). Thereupon, the Corporation shall issue and send by hand delivery, by courier or by first class mail (postage prepaid) to the holder thereof or to such holder’s designee, at the address designated by such holder, certificates for the number of shares of Common Stock into which the shares of Convertible Preferred Stock surrendered were convertible on the date on which such automatic conversion occurred, and any declared and unpaid dividends or other amounts due on the shares of the Convertible Preferred Stock shall be paid in full by the Corporation.”

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IN WITNESS WHEREOF, the undersigned has executed this Certificate of Amendment as President and Chief Executive Officer of the Corporation this 19th day of April, 2013.

INSYS THERAPEUTICS, INC.

By:	/s/ Michael L. Babich
Name:	Michael L. Babich
Title:	President and Chief Executive Officer